UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	333-101473

GENON ENERGY, INC. SAVINGS PLAN

(Exact name of registrant as specified in its charter)

1000 Main Street Houston, Texas 77002 (832) 357-3000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan interests in the GenOn Energy, Inc. Savings Plan (the “Plan”)

(Title of each class of securities covered by this Form)

None*

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None*

*	Participants in the Plan are no longer permitted to purchase common stock of GenOn Energy, Inc. (the “Company”) under the Plan. Therefore, the Company has filed a post-effective amendment on Form S-8 with the Securities and Exchange Commission to deregister any unsold shares of the Company’s common stock, par value $0.001 per share, the associated Series A preferred share purchase rights, and the Plan interests that were originally reserved for issuance under the Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee of the Plan Administrator has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

GENON ENERGY, INC. SAVINGS PLAN

Date: February 28, 2012	By:	/s/ Donna Benefield
Donna Benefield
Chairman of the Benefits Committee of
GenOn Energy Services, LLC, Plan
Administrator